Filed pursuant to Rule 424(b)(3)

Registration No. 333-262489

Amendment No. 1

To Prospectus Supplement dated March 4, 2022

(To Prospectus dated February 11, 2022)

Up to $230,000

Common Shares

This Amendment No. 1 to Prospectus Supplement, or this Amendment, updates and amends certain information contained on the cover page of the prospectus supplement, dated March 4, 2022, or the 2022 prospectus, relating to the offer and sale of our common shares, par value CHF 0.02 per share, through or to Virtu Americas LLC, or Virtu, as sales agent or principal, for an “at the market offering” program. In accordance with the terms of the ATM Sales Agreement with Virtu, or the Sales Agreement, as well as the 2022 prospectus, we may offer and sell $3,900,000 of our common shares from time to time through Virtu as our sales agent. Of this amount, as of April 12, 2022, $3,868,212 remains available for issuance under the Sales Agreement. This Amendment should be read in conjunction with the 2022 prospectus, and is qualified by reference to the 2022 prospectus, except to the extent that the information presented herein supersedes the information contained in the 2022 prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the 2022 prospectus, including any amendments or supplements thereto.

Through April 12, 2022, we have sold $31,788 of our common shares through Virtu under the Sales Agreement. We are filing this Amendment to amend the 2022 prospectus because we are subject to General Instruction I.B.5 of Form F-3, which limits the amounts that we may sell under the registration statement of which this Amendment and the 2022 prospectus are a part. As such, we are electing to reduce the amount of common shares that may be sold pursuant to the Sales Agreement to permit us to sell our securities pursuant to the registration statement, of which this Amendment and the 2022 prospectus are a part, in alternate transactions.

Our common shares are listed on The Nasdaq Stock Market, or Nasdaq, under the symbol “NLSP.” On April 12, 2022, the last reported sale price of our common shares on Nasdaq was $1.04 per share. The aggregate market value of our common shares held by non-affiliates pursuant to General Instruction I.B.5 of Form F-3 is $13,892,539, which was calculated based on 7,893,488 common shares outstanding held by non-affiliates and at a price of $1.76 per share, the closing price of our common shares on March 16, 2022, a date that is within 60 days of filing this Amendment. As of the date hereof, we have offered and sold $31,788 of our securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our common shares involves significant risks. See “Risk Factors” beginning page 3 of the 2022 prospectus and under the heading “Risk Factors” included in our most recent annual report on Form 20-F, which are incorporated by reference into this Amendment and the 2022 prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment or the 2022 prospectus. Any representation to the contrary is a criminal offense.

April 13, 2022